April 9, 2020	TSX.V - GIGA

Giga Metals suspends Corporate Awareness Campaign

(Vancouver) - Giga Metals Corp. (TSX.V - GIGA) announced today that it has suspended its corporate awareness campaign announced on August 20, 2019 and December 3, 2019.

On behalf of the Board of Directors,

"Mark Jarvis"

Mark Jarvis, CEO
GIGA METALS CORPORATION

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Suite 203 - 700 West Pender St., Vancouver, BC, Canada V6C 1G8

T: 604-681-2300        E: info@gigametals.com      W: www.gigametals.com